Exhibit 99.3

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2009 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Management and Related Person	☒ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant
Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	2,418,826	0.55	0.55

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share	Common	Concórdia	Shares rental	10/29/2009	65.000	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	2,353,826	0.54	0.54

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☒ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant
Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	323	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	323	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2009 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☒ Main Shareholders	☐ Technical and Consultant
Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	122,573,121	28.10	28.10

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share	Common	Brascan	Sell	10/06/2009	160,900	46.80	7,530,250
Share	Common	Brascan	Sell	10/07/2009	50,000	47.41	2,370,674
Share	Common	Brascan	Sell	10/08/2009	62,000	47.60	2,951,270
Share	Common	HSBC	Sell	10/22/2009	36,000	45.73	1,646,580
Share	Common	CM Capital Markets	Sell	10/22/2009	9,700	45.78	444,110
Share	Common	SLW	Sell	10/22/2009	44,300	45,71	2,2024,812

Closing Balance

Security/			% interest
Derivative	Characteristic of ,Security	Number	Same kind	Total
Share	Common	122.210.220	28.01	28.01

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On October 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☒ Technical and Consultant
Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	7,010	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	7,010	0.00	0.00